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SEC FILE NUMBER
8-68464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WealthForge Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3015 W Moore St, Ste 102
(No. and Street)

Richmond	VA	23230
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donna Arles	804-956-3365	darles@wealthforge.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
(Name – if individual, state last, first, and middle name)

4401 Dominion Blvd	Richmond	VA	23060
(Address)	(City)	(State)	(Zip Code)

10/22/03	80
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna Arles, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WealthForge Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH ANNE WHITING
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES OCT. 31, 2025
COMMISSION # 7578851

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WEALTHFORGE SECURITIES, LLC

Statement of Financial Condition
December 31, 2024

SEC ID 8 – 68464

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

WEALTHFORGE SECURITIES, LLC

Table of Contents Page



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Board of Directors of
WealthForge Securities, LLC
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WealthForge Securities, LLC, (the "Company"), as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2012.

Glen Allen, Virginia
February 24, 2025

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

WealthForge Securities, LLC
Statement of Financial Condition
As of December 31, 2024

<u>Assets</u>

Cash and cash equivalents	$	1,237,561
Accounts receivable		185,175
Other assets		173,961
Total assets	$	1,596,697

<u>Liabilities and Member's Equity</u>

Accounts payable and accrued expenses	$	35,731
Commissions payable		505,779
Due to affiliated parties		199,255
Deferred revenue		116,790
Total liabilities		857,555
Member's equity		739,142
Total liabilities and member's equity	$	1,596,697

See accompanying notes to financial statement

WealthForge Securities, LLC
Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

   Nature of Business: WealthForge Securities, LLC (the "Company") was formed under the laws of the state of Virginia as a single member limited liability company and a wholly-owned subsidiary of WealthForge Holdings, Inc. (the "Parent"). The Company is registered as a securities broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). Headquartered in Richmond, Virginia, it is duly registered and doing business as a broker-dealer in all 50 states, the District of Columbia, Puerto Rico, and the US Virgin Islands. The Company provides Managing Broker Dealer services, BD of Record services, and Wholesaling services to issuers raising capital. The Company has a network of producing (non-staff) independent registered representatives, of which there were 40 at December 31, 2024.

   The Company is governed by the Operating Agreement of WealthForge, LLC dated August 9, 2009, which states that the liability of the Company's member is limited to the maximum extent permissible under the Virginia Limited Liability Company Act. This agreement was amended on January 27, 2016 to reflect the new name as WealthForge Securities, LLC.

   Cash and Cash Equivalents: The Company considers cash and cash equivalents to include cash on deposit with financial institutions and money market investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value.

   Accounts Receivable: Accounts receivable represent amounts due from customer transactions. The Company follows FASB Standards Update ("ASU") 2016-13 – Current Expected Losses ("CECL") for determining future expected credit losses based on factors surrounding the credit risk of customers, past events, and current conditions, reasonable and supportable forecasts concerning the future, and other information. At December 31, 2024, management has determined that no allowance was considered necessary.

   Contract receivables are presented as accounts receivable on the accompanying statement of financial condition and amounted to $491,873 and $185,175 as of January 1, 2024 and December 31, 2024, respectively.

   Deferred Revenue: Includes registered representatives' supervisory revenue billed quarterly in advance, registered representatives' annual renewal fees billed in advance, and diligence fees billed in advance.

   Contract liabilities are presented as deferred revenue on the accompanying statement of financial condition and amounted to $177,792 and $116,790 as of January 1, 2024 and December 31, 2024, respectively.

   Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. Periodically throughout the year, cash balances exceeded federally insured limits.

1. **Summary of Significant Accounting Policies, Continued:**

   Risks and Uncertainties, Continued:

   Three clients amounted to 94% of the accounts receivable as of December 31, 2024.

   Income Taxes: The operating results of the Company are included in the income tax return filed by the Parent. Accordingly, no provision for income taxes is provided in the accompanying financial statement.

   Income Tax Uncertainties: The Company follows Financial Accounting Standards Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

   Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2024. The Company is not currently under an income tax audit by any tax jurisdiction.

   Recently Adopted Accounting Guidance: In November 2023, the FASB issued ASU 2023-07: *Improvements to Reportable Segment Disclosures*. This ASU, which amends Topic 820: *Segment Reporting*, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1. The Company's Chief Operating Decision Maker ("CODM") is its Executive Team. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on total assets which are the same amounts in all material respects as those reported on the statement of financial condition. The Company adopted the standard on January 1, 2024. The adoption did not have a material impact on the Company's financial statement.

   Subsequent Events: Management has evaluated subsequent events through February 24, 2025, the date the financial statement was issued, and has determined that no additional disclosures are necessary.

2. **Related Party Transactions:**

   Various administrative and overhead expenses are paid on the Company's behalf by the Parent, under a Management Services Agreement. The Company has a payable to the Parent in the amount of $199,255 as of December 31, 2024.

2. **Related Party Transactions, Continued:**

The Company currently occupies office space leased by the Parent, the expense for which is allocated as part of the Expense Sharing Agreement. Management has reviewed the Expense Sharing Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

3. **Commitments and Contingencies:**

From time to time, the Company is involved in litigation and regulatory matters that it considers to be incidental to its business. The Company is presently involved in several litigation matters. Management believes that given the cases are in preliminary stages it is too early to determine any potential estimate of loss. Management does not expect the ultimate outcome of these cases to have a material impact on its financial condition or results of operations.

4. **Guarantees:**

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia. The Company's insurance policies serve to further limit its exposure.

5. **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. On December 31, 2024, the Company had net capital of $469,161, which was $411,991 in excess of required minimum net capital of $57,170. The Company's net capital ratio was 1.83 to 1.

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and therefore has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.